Exhibit (h)(7)

Amended Exhibit A
(Effective as of July 8, 2019)

Name of Fund	Expense Ratio Reduction Total (% of average net assets)	Effective Date	Expense Reduction Term
Amplify Seymour Cannabis ETF	0.75%	July 8, 2019	July 8, 2020